

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. Mark E. Tryniski
President and Chief Executive Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

> **Re:** **Community Bank System, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Registration Statement on Form S-4**
> **Filed March 11, 2010 and January 11, 2011**
> **File Nos. 001-13695 and 333-171656**

Dear Mr. Tryniski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that our comments also apply to the filings of The Wilber Corporation, where applicable.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Supervision and Regulation, page 5

1.   You may not qualify this section by reference to the actual statutes and regulations that are described. Please revise your future filings to eliminate the qualification and indicate that all material information is discussed.

Item 1A. Risk Factors, page 8

2.   We note in your introductory paragraph the reference to "other risks" that could have a material impact on your financial condition and results of operations. You must disclose

all risks that you believe are material at this time. Discussing the possibility of other risks that are not described in the risk factors section is unnecessarily confusing. Please revise your future filings to delete this language.

3.   Some of your risk factors state that you cannot provide assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise your future filings to eliminate this and similar language. For example, see the third risk factor on page 8.

Form S-4

Proxy / Prospectus Cover Page

4.   Please tell us, for clarification purposes, which page you will use as the outside cover page of the prospectus. As a related matter, in your next amendment, please ensure that all cover page information, as required under Item 501 of Regulation S-K, appears on the outside cover page, which shall be limited to one page (*e.g.*, market for the securities, cross-reference to Risk Factors section, SEC legend, etc.).

5.   Revise to indicate the maximum number of shares of Community Bank System common stock estimated to be issuable upon the completion of the merger.

Questions and Answers About the Merger

Is there other information I should consider?, page iii

6.   Please highlight the last sentence of this paragraph, which cross references the "Where You Can Find More Information" section, by bold print or otherwise.

Can I change my vote?, page v

7.   Your disclosure indicates that "[p]roxies may also be revoked via the Internet or telephone following the instructions on your proxy card." Please revise the proxy card to provide these instructions.

Table of Contents

8.   Please move the table of contents to appear immediately after the notice of shareholder meeting and before the Q&A section.

Terms of the Merger Agreement, page 5

9.   Revise the fourth to last bullet on page 6 to disclose the amount of Wilber's delinquent loans as of the latest practicable date.

Risk Factors, page 15

10.   See comment 3 above.

11.   Revise the last risk factor on page 17 to quantify the dollar value of the benefits
        disclosed.

12.   Revise the first risk factor on page 18 to summarize the material changes in shareholder
        rights.

13.   Revise the second risk factor on page 19 to summarize the claims made by the plaintiffs.

The Merger, page 31

14.   Revise the first paragraph on page 33 to disclose the actual July 2010 date when the
        Board first met with Sandler O'Neil.

15.   Revise the second paragraph on page 33 to disclose the number of banking organizations
        contacted.

16.   Revise the last paragraph on page 33 to disclose the reasons the other 3 companies
        (whom had expressed interest) were not sent the Confidential Information Memorandum.

17.   Revise the first paragraph on page 34 to disclose the reasons Janney and Sandler met
        without representatives of the other banks that had expressed interest.

18.   Revise the second paragraph on page 34 to disclose what the other banking institutions
        did after receiving the Confidential Information Memorandum, *i.e.*, whether they
        responded or not. In addition, disclose why Mr. Wright met with Mr. Tryniski and not
        others.

19.   Revise the penultimate paragraph on page 34 to disclose why Bidder B was not invited to
        conduct due diligence.

Austin Associates' Compensation and Other Relationships with Wilber and Community Bank
System, page 50

20.   We note your disclosure of the fees paid by Wilber pursuant to its current engagement of
        Austin Associates with respect to the fairness opinion. Please supplement this disclosure
        by listing the fees paid by Wilber or Community Bank System to Austin Associates
        during the past three fiscal years, or disclose if no such other fees were paid.

Formal Agreement with Office of the Comptroller of the Currency, page 56

21.   For each action item under the terms of the Formal Agreement, please revise to discuss the actions you have taken or you plan to take to comply with each provision and the current status of your compliance with each provision. Please address each of the following in your response:

- Discuss how your actions will impact future financial results and trends including credit quality trends;
- Discuss any changes to your allowance for loan loss methodology and quantify the impact;
- Clearly disclose how you evaluated the impact of the changes on your allowance for loan loss at December 31, 2009 and disclose how you determined that your allowance was accurately recorded; and
- Quantify the amount of interest that you reversed or charged off that was accrued contrary to regulatory call report requirements.

Indemnification and Limitation of Liability, page 80

22.   Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of Form S-4.

Where You Can Find More Information, page 85

23.   We note that you have not incorporated by reference into your registration statement the following filings on Form 8-K dated as follows:

- January 25, 2010, April 26, 2010, July 22, 2010, October 27, 2010 and January 6, 2011, each filed by Community Bank System; and
- January 29, 2010, April 30, 2010, July 30, 2010, August 3, 2010 (Form 8-K/A), and October 29, 2010, each filed by Wilber.

Please incorporate these filings by reference into your registration statement or provide us with a detailed legal analysis explaining why you are not required to do so. In addition, revise the Proxy/Prospectus to update for the 2010 fourth quarter and year-end results or add a Recent Developments section to the Summary.

24.   We note your incorporation by reference of all filings made with the SEC by Community Bank System or Wilber pursuant to the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the *effectiveness of the registration statement*, rather than prior to the *date of the special meeting of Wilber's shareholders*. Please advise.

25. You cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of the 2010 proxy statements, either directly or indirectly (*i.e., via* Form 10-K), for each of Community Bank System and Wilber, and revise to include all information required by Form S-4. Refer to Item 11(b) of Form S-4. In this regard, please revise to include, without limitation, an update to the Executive Compensation information for the year 2010 and other information required to be included in Part III of Form 10-K and note that we may have further comments.

Exhibits

26. Please file or incorporate the following exhibits in your next amendment:

*   the form of common stock certificate of Community Bank System;
*   the legal opinion regarding U.S. federal income tax matters and the related consent;
*   subsidiaries of Community Bank System; and
*   material agreements, including those still material that were filed in Community Bank System's Form 10-K for the fiscal year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Brittany Ebbertt at (202) 551-3572 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

      Sincerely,

      Michael Clampitt
      Senior Counsel

cc: (facsimile only)
      Ronald C. Berger, Esq.
      Bond, Schoeneck & King, PLLC
      (315) 218-8416